Exhibit 99.1

JE Cleantech Holdings Limited Announces Declaration of Cash Dividend

SINGAPORE, November 29, 2024 (GLOBE NEWSWIRE) – JE Cleantech Holdings Limited (Nasdaq: JCSE), a precision cleaning and cleantech equipment manufacturer, today announced that its Board of Directors approved a cash dividend of US$0.09 per ordinary share. The dividend is payable to shareholders of record at the close of business on December 10, 2024 (New York Time). The payment date is expected to be on or around December 20, 2024.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468